Interim Financial Information

Flex LNG Ltd.

Fourth Quarter 2021
February 16, 2022

1	Flex LNG Ltd. Fourth Quarter Results 2021

February 16, 2022 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the fourth quarter and year ended December 31, 2021.

Highlights:
•All time high revenues of $114.6 million for the fourth quarter 2021, compared to $81.8 million for the third quarter 2021.
•All time high net income of $69.4 million and basic earnings per share of $1.31 for the fourth quarter 2021, compared to net income of $32.8 million and basic earnings per share of $0.62 for the third quarter 2021.
•Average Time Charter Equivalent1 ("TCE") rate of $95,908 per day for the fourth quarter 2021, compared to $68,341 per day for the third quarter 2021.
•All time high adjusted EBITDA1 of $95.5 million for the fourth quarter 2021, compared to $64.5 million for the third quarter 2021.
•All time high adjusted net income1 of $62.8 million for the fourth quarter 2021, compared to $32.0 million for the third quarter 2021.
•All time high adjusted basic and diluted earnings per share1 of $1.18 for the fourth quarter 2021, compared to $0.60 for the third quarter 2021.
•The Company has now secured attractive long-term time charters with a mixed portfolio of market rate, spot and fixed rate contracts. At the date of this report, our fleet has an aggregate of 32 years firm periods and with charterer's options this could extend to over 65 years, if declared.
•In December 2021, the Company completed the refinancing of the Flex Volunteer, resulting in net proceeds to the Company of $37.7 million contributing to our all time high cash, cash equivalents and restricted cash balance of $201.2 million.
•In February 2022, the Company received credit approved term sheets for a $375 million term and revolving credit facility, with an option for an $125 million accordion for an additional vessel, increasing this to $500 million. The facility will be used for the refinancing of existing facilities for the vessels Flex Endeavour, Flex Ranger and Flex Rainbow, while Flex Enterprise is a candidate for the accordion option. Completion of the refinancing is subject to final documentation and customary closing conditions.
•In February 2022, the Company received credit approved term sheets for a $320 million sale and leaseback agreement for the refinancing of the existing facility for the vessels Flex Constellation and Flex Courageous. Completion of the refinancing is subject to final documentation and customary closing conditions.
•The Company declared a dividend for the fourth quarter of $0.75.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

2	Flex LNG Ltd. Fourth Quarter Results 2021

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We are pleased to deliver knock-out results for the fourth quarter as guided. Fuelled by four ships exposed to a red-hot spot market, revenues for the fourth quarter jumped from $82 million to $115 million, slightly ahead of our guidance of approximately $110 million.

Our average Time Charter Equivalent earnings came in at a solid $95,908 per day, beating the $94,000 per day we managed to achieve during fourth quarter 2019 and close to the $97,571 per day achieved in fourth quarter 2018. In the past, we had significantly higher spot exposure so by being able to beat previous trading results also reflects that during 2021 we have secured an outstanding portfolio of fixed hire Time Charters.

Higher top line also resulted in a fatter bottom line in fourth quarter with our Net Income and Adjusted Net Income coming in at a healthy $69.4 million and $62.8 million respectively. Overall, for the year we delivered Net Income and Adjusted Net Income of $162 million and $145 million respectively which we deem attractive. Strong earnings coupled with a sizeable backlog to first class charterers and a sound financial position put us in position to distribute very shareholder friendly dividends. Consequently, for the fourth quarter 2021, we are paying out 75 cents per share of dividends which provide our shareholder with an attractive yield of around 15 per cent p.a.

In November, we announced a balance sheet optimization program. By de-risking our commercial strategy through adding substantial long-term backlog we reached out to financiers with the aim of unlocking $100 million of cash from our balance sheet. Today we are announcing $695 million of new financing. These financings will release another $87 million in cash on top of the $38 million announced in November through the Flex Volunteer sale and charterback. We have thus already over-delivered on the program initiated in November with $125 million unlocked overall, which will contribute to further growth of our cash balance which stood at a lofty $201 million at year end. Hence, we have a super strong liquidity position, enabling us to act quickly on opportunities if they arise.

The spot freight market went from red-hot in November to ice cold in January, despite elevated gas prices. The primary reason for the spot market slump was that the European gas market went haywire in December due to concerns about gas availability, coupled with a tense security situation in Ukraine with potential implications for Russian pipeline flows to Europe. This resulted in European gas prices trading at a premium to Asian gas prices which effectively closed the West/East arbitrage, having a detrimental effect on sailing distances and thus increased the availability of ships. As the market shake out subsides, we do however think the freight market will re-balance as volume growth in 2022 is expected to exceed 2021, while the number of newbuildings set for delivery this year is about half of last year. In any case, we remain very well positioned. We are guiding revenues for 2022 in line with what we achieved in 2021 despite the soft spot market at the beginning of the first quarter 2022.”

3	Flex LNG Ltd. Fourth Quarter Results 2021

Business Update
In October 2021, an option was declared extending the variable rate time charter with an international energy major for the vessel Flex Amber by an additional one year. Following the extension, the charter will expire in the fourth quarter 2022 and the charterer has one remaining 12-month extension option.

In December 2021, an option was declared extending the fixed rate time charter with an international trading house for the vessel Flex Rainbow by an additional one year, from the first quarter 2022 to the first quarter 2023.

In January 2022, the fourth 12-month extension option was exercised under the time charter agreement for Flex Enterprise, entered into in March 2019. Following the extension, the firm period will mature at the end of the first quarter 2023. The time charter has elements of a variable rate of hire and the charterer has one remaining 12-month extension option.

Following the delivery of the three newbuildings in 2021, the Company has all thirteen vessels on the water. The Company's fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: nine vessels with M-type Electronically Controlled Gas Injection ("MEGI"); and four vessels, including our final newbuilding, with Generation X Dual Fuel ("XD-F") propulsion systems. Three of our MEGI vessels are equipped with Full Re-liquefaction Systems ("FRS") and four of our MEGI vessels are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the active boil off rate to 0.035% and 0.075%, respectively. The remaining six vessels have a passive boil off rate of 0.085%. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost. The Company has a mixed portfolio of long-term time charters, both market linked and fixed rate, as well as spot market exposure.

Results for the three months ended December 31, 2021 and September 30, 2021
The Company reported vessel operating revenues of $114.6 million for the fourth quarter 2021, compared to $81.8 million in the third quarter 2021. Vessel operating revenues increased due to the improved spot market, which affected three of our vessels on market linked contracts and one vessel that was in the spot market.
Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $1.0 million in the fourth quarter 2021, compared to $0.0 million in the third quarter 2021. This is due to an increase in commissions and brokerage costs incurred in the fourth quarter in line with the increased revenues for the quarter.

Vessel operating expenses were $16.0 million in the fourth quarter 2021, compared to $15.5 million in the third quarter 2021.

4	Flex LNG Ltd. Fourth Quarter Results 2021

Administrative expenses were $2.0 million in the fourth quarter 2021, compared to $1.7 million in the third quarter 2021.

Depreciation was $18.3 million in the fourth quarter 2021, compared to $18.2 million in the third quarter 2021.

Interest expense was $14.4 million in the fourth quarter 2021, compared to $14.3 million in the third quarter 2021.

Write-off of debt issuance costs was $1.2 million in the fourth quarter 2021, compared to $0.0 million in the third quarter 2021. The increase was due to the write-off of debt issuance costs in relation to the prepayment of the $125 Million Facility in the fourth quarter 2021.

The Company recorded a gain on derivatives of $7.4 million in the fourth quarter 2021, which includes an unrealized gain of $8.3 million due to the change in fair value of interest rate swap derivatives, a realized gain of $0.9 million in relation to the proceeds from the termination of a swap agreement and a realized loss of $1.8 million on the net settlement of derivative swap interest in the quarter. This compares to recorded gain of $0.9 million in the third quarter 2021, of which includes an unrealized gain of $2.7 million due to the change in fair value of interest rate swap derivatives and a realized loss of $1.8 million on the net settlement of derivative swap interest in the quarter.

Net income for the fourth quarter 2021 was $69.4 million and basic earnings per share of $1.31, compared to a net income of $32.8 million and basic earnings per share of $0.62 for the third quarter 2021.

Adjusted EBITDA2 was $95.5 million for the fourth quarter 2021, compared to $64.5 million for the third quarter 2021.

Adjusted net income2 for the fourth quarter 2021 was $62.8 million and adjusted earnings per share $1.18, compared to an adjusted net income of $32.0 million and adjusted earnings per share of $0.60 for the third quarter 2021.

The time charter equivalent rate2 for the fourth quarter 2021 was $95,908 per day compared to $68,341 per day for the third quarter 2021.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

5	Flex LNG Ltd. Fourth Quarter Results 2021

Results for the year ended December 31, 2021 and December 31, 2020
Vessel operating revenues were $343.4 million for the year ended December 31, 2021 compared to $164.5 million for the year ended December 31, 2020. The increase of Vessel operating revenues is due to the growth of our Fleet from six to thirteen LNG carriers between July 2020 and May 2021, improved vessel utilization and higher achieved market rates for our vessels, when compared to the year ended December 31, 2020.

Voyage expenses were $3.3 million for the year ended December 31, 2021 compared to $3.7 million for the year ended December 31, 2020.

Vessel operating expenses were $61.2 million for the year ended December 31, 2021, compared to $37.0 million for the year ended December 31, 2020. Vessel operating expenses were primarily affected by the increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021.

Administrative expenses were $7.9 million for the year ended December 31, 2021 compared to $6.3 million for the year ended December 31, 2020. The increase in administrative expenses is due to the increase in our administrative function with additional staff members as well as an increase in directors and officers insurance and performance bonuses for the year 2020, which were paid to staff in 2021.

Depreciation for the year ended December 31, 2021 amounted to $69.8 million compared to $41.8 million for the year ended December 31, 2020. The increase in depreciation is due to the increase in our Fleet from six to thirteen LNG carriers between the period of July 2020 and May 2021.

Interest expense was $56.2 million in the year ended December 31, 2021, compared to $41.8 million in the year ended December 31, 2020. The increase in interest expense was due to the increase in debt following the drawdown of $636.5 million in aggregate under the $629 Million Facility between July 2020 and May 2021; the drawdown of the $156.4 million under the Flex Amber Sale and Leaseback in October 2020; and the drawdown of $100 million under the $125 Million Facility for Flex Volunteer, in January 2021. The increase in interest expense is offset by lower rates of LIBOR in 2021 compared to 2020 and regular repayments of long term debt of $72.2m in the year ended 2021.

Write-off of debt issuance costs were $1.2 million in the year ended December 31, 2021, compared to $0.0 million in the year ended December 31, 2020. The increase was due to the write-off of debt issuance costs in relation to the prepayment of the $125 Million Facility in the fourth quarter 2021.

The Company recorded a gain on derivatives of $18.4 million in the year ended December 31, 2021, which includes an unrealized gain of $24.4 million due to changes in the fair value of interest rate swap derivatives, a realized gain of $0.9 million in relation to the proceeds from the termination of an interest rate swap derivative and a realized loss

6	Flex LNG Ltd. Fourth Quarter Results 2021

of $7.0 million on the net settlement of derivative swap interest in the year. This compares to a loss of $25.2 million in the year ended December 31, 2020, which includes an unrealized loss of $21.6 million due to changes in the fair value of interest rate swap derivatives, and a realized loss of $3.6 million on the the net settlement of derivative swap interest in the year.

The Company reported a net income of $162.2 million and earnings per share of $3.04 for the year ended December 31, 2021, compared to a net income of $8.1 million and earnings per share of $0.15 for the year ended December 31, 2020.

Adjusted EBITDA3 for the year ended December 31, 2021, was $270.8 million compared to $117.4 million for the year ended December 31, 2020.

Adjusted net income3 for the year ended December 31, 2021, was $144.7 million and adjusted earnings per share $2.71, compared to an adjusted net income of $34.0 million and adjusted earnings per share of $0.63 for the year ended December 31, 2020.

The time charter equivalent rate3 for the year ended December 31, 2021, was $74,536 per day compared to $60,001 per day for the year ended December 31, 2020.

Cash Flow for the three months ended December 31, 2021, and September 30, 2021
Total cash, cash equivalents and restricted cash was $201.2 million as at December 31, 2021, an increase of $63.0 million during the fourth quarter 2021.

Net cash provided by operating activities in the fourth quarter 2021 was $79.4 million, compared to $44.3 million in the third quarter 2021. Net cash provided by operating activities for the fourth quarter 2021 included net income, after adjusting for non-cash items, of $80.5 million compared to $49.7 million in the third quarter 2021. The Company had negative working capital adjustments of $1.2 million for the fourth quarter 2021, compared to negative working capital adjustments of $5.4 million in the third quarter 2021.

Net cash used in investing activities in the fourth quarter 2021 was $0.0 million, compared to $0.3 million provided by investing activities in the third quarter 2021.

Net cash used in financing activities was $16.5 million in the fourth quarter 2021, compared to $50.6 million used in the third quarter 2021. Net cash used in financing activities in the fourth quarter 2021 includes regular repayments of long-term debt of $13.2 million, dividend payments of $40.2 million and net proceeds of $37.7 million resulting
3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

7	Flex LNG Ltd. Fourth Quarter Results 2021

from the refinancing of the Flex Volunteer. Whereas, net cash used in financing activities in the third quarter 2021 includes regular repayments of long-term debt of $26.5 million, dividend payments of $21.3 million, the purchase of treasury shares of $2.2 million and scheduled reduction of the revolving credit facility of $0.7 million.

Balance Sheet as at December 31, 2021
In the year ended December 31, 2021, there were additions of $555.5 million, of which $289.6 million was prepaid in prior years, to vessels and equipment primarily due to delivery of Flex Freedom, Flex Volunteer and Flex Vigilant. This was offset by a depreciation charge of $69.8 million, bringing the balance of vessels and equipment to $2,342.2 million as at December 31, 2021 compared to $1,856.5 million as at December 31, 2020.

In the year ended December 31, 2021, we completed our newbuilding program and all of our vessel purchase prepayments of $289.6 million as at December 31, 2020, were fully transferred to vessels and equipment, upon delivery of Flex Freedom, Flex Volunteer and Flex Vigilant.

As at December 31, 2021, total long-term debt was $1,633.4 million, compared to $1,401.5 million as at December 31, 2020. As at December 31, 2021, the current portion of long-term debt was $81.5 million compared to $64.5 million as at December 31, 2020. The increase in long-term debt is related to the; drawdown of $123.3 million under the $629 Million Facility, drawdown of $20.0 million under the $100 Million Facility addendum, proceeds of $160.0 million following the drawdown under the Flex Volunteer Sale and Charterback, drawdown of $125 million under the $125 Million Facility, and amortization and write-off of debt issuance costs of $6.1 million. The increase in long-term debt was offset by; regular repayments of debt of $72.2 million, $7.4 million of capitalized debt issuance costs, a $2.6 million scheduled reduction of revolving tranche under the $100 Million Facility and the extinguishment of long-term debt following the full prepayment of $120.3 million under the $125 Million Facility.

As at December 31, 2021, total equity was $889.4 million compared to $835.2 million. The increase in equity was due to net income of $162.2 million less dividends paid of $98.9 million, treasury shares purchased of $7.8 million and share based compensation of $1.3 million in the year.

8	Flex LNG Ltd. Fourth Quarter Results 2021

Finance update
In December 2021, the Company executed a sale and charterback agreement with an Asian based lease provider for the vessel Flex Volunteer, for a period of ten years (the "Flex Volunteer Sale and Charterback"). Under the terms of the memorandum of agreement and bareboat charter, the vessel was sold for a gross consideration of $215 million, with a net consideration to the Company of $160 million, adjusted for Charterers' down payment of $55 million for the ten-year charter period. The agreement will be treated as a financing arrangement for accounting purposes, whereby the net consideration received will be considered the financed amount. At the end of the ten-years, the Company has the right to buy and the lessor has the right to sell the vessel for a consideration of $80 million. The vessel will be chartered back to the Company on a bareboat basis for a period of ten years with a fixed daily rate of hire, which is split as interest and principal repayments on an annuity basis resulting in a fixed interest cost of approximately 4.0%. Upon closing of the transaction, $123.3 million of the proceeds were used to prepay the outstanding balances under the $125 Million Facility, with the remaining balance of $37.7 million after fees and expenses, available for general corporate purposes.

In November 2021, in connection with the above Flex Volunteer Sale and Charterback, the Company terminated the associated interest rate swap agreement, which had a notional principal of $40.6 million and fixed interest rate of 0.45%. This resulted in net proceeds to the company of $0.9 million.

In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets for a approximately 6 years $375 million term and revolving loan facility from a syndicate of banks to re-finance existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a 6 years repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus 210 basis points. Secured Overnight Funding Rate ("SOFR"), is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing the London interbank offered rate ("LIBOR"). The facility is subject to final documentation and customary closing conditions and is expected to be drawn between the first quarter 2022 and the third quarter 2022.

In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets from an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus

9	Flex LNG Ltd. Fourth Quarter Results 2021

250 basis points. The agreement is subject to final documentation and customary closing conditions and is expected to be drawn in the first quarter 2022.

In October 2021, the Company filed a shelf registration statement on a Form F-3, with the U.S. Securities and Exchange Commission. Under the shelf registration, we may sell the common shares, preferred shares, debt securities, warrants, purchase contracts and units described in this prospectus in one or more offerings up to a maximum of $500 million.

In November 2021, the share buyback program, which was approved and commenced in November 2020, ended. Under the share buyback program, the Company had repurchased an aggregate of 980,000 ordinary shares, equivalent 1.8%, of the total issued ordinary shares. The shares are held as treasury shares, and have been purchased at a weighted average price of NOK 83.13, or $9.64 per share. As at December 31, 2021, the Company has saved $1.6 million in dividend payments as a result of the treasury shares held, which calculates to an adjusted weighted average price of $8.01 per share, when adjusted for dividends.

As at December 31, 2021, the Company had cash, cash equivalents and restricted cash of $201.2 million, which includes the fully drawn revolving credit facility, under the $100 Million Facility, of $64.1 million.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As at December 31, 2021, the Company has fixed the interest rate on a total amortized notional principal of $677.8 million with a weighted average fixed interest rate of 1.17% for a weighted average duration of five years. For more information see Note 10: Financial Instruments.

10	Flex LNG Ltd. Fourth Quarter Results 2021

LNG Market Update
At start of the fourth quarter, the spread between the spot LNG price in Asian markets and European markets, West/East arbitrage (Dutch European Title Transfer Facility ("TTF") vs. Japan/Korea Marker (“JKM”)) widened considerably. During the second and third quarters, this spread fluctuated between $1 to $3 per metric million British thermal units ("mmbtu"), which effectively put a cap on vessel spot earnings in this period, but during October and November, this spread increased to $5 to $7 per mmbtu. The increased West/East spread drove Atlantic cargoes to Asia, together with generally high cargo prices and strong demand growth. This reduced the number of ships available in the market and spot freight rates therefore increased to all time high levels. The spot rate surpassed the levels recorded at the beginning of the year, which had headline rates close to $300,000 but where round-trip economics were considerably above headline rate as quoted by Baltic LNG and Spark Commodities.

In our third quarter earnings report, we pointed out that the JKM-TTF spread will be affected by Gazprom’s export volumes to Europe as well as potential shortage of gas in Europe as key factors for the length of the spot market spike. By early December, the European gas security situation became critical, sparked by security concerns in Ukraine with speculation that flows of Russian natural gas through pipelines could be curtailed in the event of escalation of the conflict. As a consequence, the European natural gas price doubled during the first three weeks of December, hitting an all-time high of approximately $60 per mmbtu on December 21, 2021 equivalent to approximately $350 per barrel of oil equivalent. Although Asian LNG prices also increased as a consequence of this, the increase in price was less severe, with JKM prices increasing from only $37 per mmbtu at the end of November to $45 per mmbtu on December 21, 2021. This resulted in the West/East arbitrage closing with charterers and traders therefore electing to sell their flexible cargoes, predominately US cargoes, into Europe instead the Asian markets. During the period July 2021 to January 2022, European LNG imports grew about 400% and in this time frame, Europe’s share of US cargoes grew from 15% in July 2021 to 75% in January 2022. With a greater share of cargoes going to Europe, this decreased sailing distances and freed up more shipping capacity in the market resulting in lower freight rates during December and January. As charterers had less need to access the spot market for tonnage, this also dried up liquidity in spot and short-term fixtures.

Export growth tapered off at the end of 2021, but growth for the year was healthy at approximately 5 per cent with 19 million tonnes ("MT") volume growth compared to 2020, according to Kpler data. The US provided more than 100 per cent of the volume growth, recording 23 million tonnes of export growth. There were two key contributors for the rapid rise in US trade. Firstly, there has been no commercial cargo cancellations, in comparison to an estimated 180 cargo cancellations during 2020 due to the Covid-19 pandemic which resulted in a short, but sharp demand slump in LNG during the second and third quarters of 2020. Secondly, the US has delivered significant organic growth of LNG exports due to an increase of capacity. US cargoes are beneficial for freight demand as these cargoes typically travel longer distances to end consumers when compared to the average LNG cargo. Supply disruptions in Nigeria, Trinidad & Tobago and Norway were the main reason for export growth being a bit lower than we expected.

11	Flex LNG Ltd. Fourth Quarter Results 2021

Demand growth during 2021 was primarily driven by China, South Korea and Brazil, which grew their imports by about 21 MT. During 2021, Chinese imports grew by 10 MT and China, for the first-time, surpassed Japan as the world’s largest LNG importer, according to Kpler data. LNG demand in South Korea was also strong in 2021 with import growth of 6 MT. However, as European gas buyers started to price out Asian buyers at the end of 2021 into 2022, Chinese and South Korean demand during the period November 2021 to January 2022 was down by about 13 and 11 per cent respectively, as more cargoes were flowing to Europe, which had a detrimental effect on the spot freight market, as explained above. The outlier in 2021 was Brazil, which grew its imports from 2.6 MT to 7.3 MT during 2021 due to drought affecting hydro balances adversely due to La Niña conditions.

The spot shipping markets are currently in the doldrums, however looking ahead, volume growth for 2022 is expected to be stronger than 2021 according to industry sources with the US again being the main driver for export growth with 17 per cent export growth assumed by Energy Information Agency. Additionally, LNGC newbuilding deliveries will be significantly less in 2022 compared to 2021 with 27 LNGC newbuildings set for delivery in 2022, compared to 53 in 2021, according to Fearnleys. So, while the spot market rates have been tumbling since early December, term rates for one year time charter have been fairly stable. Fearnleys is currently quoting the one-year time charter rate at $100,000 per day which is only down from $125,000 in November when the spot market was very firm; illustrating that charterers are willing to pay considerable premium to the spot rates to secure tonnage for 2022.

12	Flex LNG Ltd. Fourth Quarter Results 2021

Fourth Quarter 2021 Result Presentation
Flex LNG will release its financial results for the fourth quarter 2021 on Wednesday February 16, 2022.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/42dfa2a2

Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 215 63 015
United Kingdom: +44 (0) 207 1928 338
United Kingdom (local): 0844 481 9752
United Kingdom, (toll-free): 0800 279 6619
United States, New York: +1 646 741 3167
United States (toll-free): +1 877 870 9135

Confirmation Code: 3025688

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

13	Flex LNG Ltd. Fourth Quarter Results 2021

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political

14	Flex LNG Ltd. Fourth Quarter Results 2021

conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

15	Flex LNG Ltd. Fourth Quarter Results 2021

Board of Directors of Flex LNG Ltd.

February 16, 2022

David McManus
Chairman of the Board of Directors

Steen Jakobsen	Ola Lorentzon
Director	Director

Nikolai Grigoriev
Director

16	Flex LNG Ltd. Fourth Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2021	2021	2020	2021	2020
Vessel operating revenues		114,589	81,756	67,372	343,448	164,464
Voyage expenses		(1,037)	(20)	(1,054)	(3,334)	(3,697)
Vessel operating expenses		(16,019)	(15,503)	(14,453)	(61,237)	(36,999)
Administrative expenses		(1,977)	(1,658)	(1,593)	(7,887)	(6,302)
Depreciation	7	(18,272)	(18,200)	(13,971)	(69,833)	(41,846)
Operating income		77,284	46,375	36,301	201,157	75,620
Interest income		21	8	176	41	327
Interest expense		(14,365)	(14,322)	(12,257)	(56,221)	(41,805)
Write-off of debt issuance costs		(1,209)	—	—	(1,209)	—
Gain/(loss) on derivatives	10	7,382	865	1,253	18,399	(25,182)
Foreign exchange gain/(loss)		428	(78)	392	307	(687)
Other financial items		(40)	(50)	(25)	(170)	(84)
Income/(loss) before tax		69,501	32,798	25,840	162,304	8,189
Income tax benefit/(expense)		(71)	8	(23)	(99)	(84)
Net income/(loss)		69,430	32,806	25,817	162,205	8,105

Earnings/(loss) per share:
Basic	3	1.31	0.62	0.48	3.04	0.15
Diluted	3	1.30	0.62	0.48	3.04	0.15

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2021	2021	2020	2021	2020
Net income/(loss)		69,430	32,806	25,817	162,205	8,105
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income/(loss)		69,430	32,806	25,817	162,205	8,105

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. Fourth Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		December 31,	September 30,	December 31,
	Note	2021	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	200,652	138,116	128,878
Restricted cash	4	518	47	84
Inventory		6,453	5,915	3,656
Other current assets	5	17,040	12,503	25,061
Receivables due from related parties	12	228	164	166
Total current assets		224,891	156,745	157,845

Non-current assets
Derivative instruments	10	5,862	3,877	109
Vessel purchase prepayment		—	—	289,600
Vessels and equipment, net	7	2,342,165	2,360,418	1,856,461
Other fixed assets		3	4	5
Total non-current assets		2,348,030	2,364,299	2,146,175
Total Assets		2,572,921	2,521,044	2,304,020

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	81,472	80,598	64,466
Derivative instruments	10	4,764	11,036	23,434
Payables due to related parties	12	348	413	312
Accounts payable		2,016	3,430	3,373
Other current liabilities	6	42,987	37,520	40,247
Total current liabilities		131,587	132,997	131,832

Non-current liabilities
Long-term debt	8,9	1,551,947	1,526,593	1,337,013
Total non-current liabilities		1,551,947	1,526,593	1,337,013
Total Liabilities		1,683,534	1,659,590	1,468,845

Equity
Share capital (December 31, 2021: 54,110,584 (September 30, 2021: 54,110,584) (December 31, 2020: 54,110,584) shares issued, par value $0.10 per share)	13	5,411	5,411	5,411
Treasury shares at cost (December 31, 2021: 980,000 (September 30, 2021: 980,000) (December 31, 2020: 202,797))	14	(9,449)	(9,449)	(1,661)
Additional paid in capital	15	1,189,060	1,190,313	1,190,333
Accumulated deficit		(295,635)	(324,821)	(358,908)
Total equity		889,387	861,454	835,175
Total Equity and Liabilities		2,572,921	2,521,044	2,304,020

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. Fourth Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2021	2021	2020	2021	2020

OPERATING ACTIVITIES
Net income/(loss)		69,430	32,806	25,817	162,205	8,105
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,272	18,200	13,971	69,833	41,846
Write-off of debt issuance costs		1,209	—	—	1,209	—
Amortization of debt issuance costs		1,259	1,298	920	4,937	2,398
Share-based payments	15	(1,253)	62	74	(1,273)	284
Foreign exchange loss/(gain)		68	68	167	179	1,246
Change in fair value of derivative instruments	10	(8,257)	(2,699)	(2,916)	(24,423)	21,575
Prepaid financing costs		—	—	5,001	—	17,541
Capitalized debt issuance costs		—	—	(5,766)	(4,029)	(13,109)
Other		(220)	(47)	—	(375)	372
Changes in operating assets and liabilities, net:
Inventory		(538)	(1,840)	767	(2,797)	(970)
Trade accounts receivable, net	5	(2,779)	(2,491)	(1,323)	(1,220)	1,375
Accrued income	5	(1,943)	(1,113)	(4,331)	(981)	(3,490)
Prepaid expenses	5	1,292	(1,244)	50	8,857	(8,556)
Other receivables	5	(1,107)	1,231	(1,618)	1,365	(2,599)
Receivables due from related parties	12	(64)	358	181	(62)	149
Payables due to related parties	12	(65)	37	(308)	36	216
Accounts payable		(1,414)	2,765	1,426	(1,357)	2,791
Accrued expenses	6	1,657	(4,163)	5,236	(1,406)	7,086
Deferred charter revenue	6	2,711	2,556	13,994	1,532	12,766
Other current liabilities	6	1,269	(1,339)	(48)	2,844	48
Provisions	6	(170)	(158)	325	(230)	230
Net cash provided by operating activities		79,357	44,287	51,619	214,844	89,304

INVESTING ACTIVITIES
Purchase of other fixed assets		—	(2)	(3)	(4)	(3)
Vessel purchase prepayments		—	—	(125,800)	—	(125,800)
Additions to vessels and equipment, net		(17)	260	(133,245)	(265,930)	(565,590)
Net cash (used in)/provided by investing activities		(17)	258	(259,048)	(265,934)	(691,393)

FINANCING ACTIVITIES
Purchase of treasury shares	14	—	(2,152)	(1,661)	(7,788)	(1,661)
Repayment of long-term debt	9	(13,200)	(26,472)	(9,385)	(72,186)	(35,600)
Proceeds from revolving credit facility	9	89,080	69,738	—	340,266	48,684
Repayment of revolving credit facility	9	(89,737)	(70,395)	—	(297,895)	(49,342)
Prepayment of long-term debt	10	(120,313)	—	—	(120,313)	—
Proceeds from long-term debt	9	160,000	—	282,200	383,290	669,600
Financing costs		(2,070)	—	(5,002)	(3,339)	(17,542)
Dividends paid	3	(40,244)	(21,287)	(5,407)	(98,932)	(10,818)

19	Flex LNG Ltd. Fourth Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2021	2021	2020	2021	2020
Net cash (used in)/provided by financing activities		(16,484)	(50,568)	260,745	123,103	603,321

Effect of exchange rate changes on cash		151	(21)	(167)	195	(1,368)
Net increase/(decrease) in cash, cash equivalents and restricted cash		63,007	(6,044)	53,149	72,208	(136)

Cash, cash equivalents and restricted cash at the beginning of the period	4	138,163	144,207	75,813	128,962	129,098
Cash, cash equivalents and restricted cash at the end of the period	4	201,170	138,163	128,962	201,170	128,962

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Fourth Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Year ended
	December 31,	December 31,
	2021	2020

Number of shares outstanding
At beginning of period	53,907,787	54,110,584
Treasury shares purchased	(777,203)	(202,797)
At end of period	53,130,584	53,907,787

Share capital
At beginning of period	5,411	5,411
At end of period	5,411	5,411

Treasury shares
At beginning of period	(1,661)	—
Treasury shares purchased at cost	(7,788)	(1,661)
At end of period	(9,449)	(1,661)

Additional paid in capital
At beginning of period	1,190,333	1,190,049
Share based compensation	(1,273)	284
At end of period	1,189,060	1,190,333

Accumulated deficit
At beginning of period	(358,908)	(356,195)
Net income/(loss)	162,205	8,105
Dividends paid	(98,932)	(10,818)
At end of period	(295,635)	(358,908)

Total equity	889,387	835,175

The accompanying notes are an integral part of these condensed consolidated financial statements.

21	Flex LNG Ltd. Fourth Quarter Results 2021

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2020 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2021.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued ASU 2021-01, which clarified the scope of Topic 848 in relation to derivative instruments and contract modifications. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

22	Flex LNG Ltd. Fourth Quarter Results 2021

Other recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Net income/(loss)	69,430	32,806	25,817	162,205	8,105

Weighted average number of ordinary shares	53,130,584	53,178,392	54,066,504	53,319,408	54,099,504
Share options	176,148	47,781	186,000	20,884	174,689
Weighted average number of ordinary shares, adjusted for dilution	53,306,732	53,226,173	54,252,504	53,340,292	54,274,193

Net earnings per share:
Basic	1.31	0.62	0.48	3.04	0.15
Diluted	1.30	0.62	0.48	3.04	0.15

Dividends paid per share	(0.75)	(0.40)	(0.10)	(1.85)	(0.20)

In November 2021, the Company’s Board of Directors declared a cash dividend for the third quarter 2021 of $0.75 per share. The dividend was paid on December 14, 2021, to shareholders on record as of December 2, 2021.

23	Flex LNG Ltd. Fourth Quarter Results 2021

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2021	2021	2020
Cash and cash equivalents	200,652	138,116	128,878
Restricted cash	518	47	84
	201,170	138,163	128,962

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2021	2021	2020
Trade accounts receivable, net	5,270	2,491	4,050
Accrued income	7,005	5,062	6,024
Prepaid expenses	2,487	3,779	11,344
Other receivables	2,278	1,171	3,643
	17,040	12,503	25,061

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2021	2021	2020
Accrued expenses	12,607	10,950	14,013
Deferred charter revenue	26,873	24,162	25,341
Other current liabilities	2,901	1,632	57
Provisions	606	776	836
	42,987	37,520	40,247

24	Flex LNG Ltd. Fourth Quarter Results 2021

Note 7: Vessels and equipment, net
Movements in the year ended December 31, 2021 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2021	1,919,441	25,000	1,944,441
Additions	180	—	180
Newbuildings	547,849	7,500	555,349
At December 31, 2021	2,467,470	32,500	2,499,970

Accumulated depreciation
At January 1, 2021	(80,370)	(7,610)	(87,980)
Charge	(63,553)	(6,272)	(69,825)
At December 31, 2021	(143,923)	(13,882)	(157,805)

Net book value
At January 1, 2021	1,839,071	17,390	1,856,461
At December 31, 2021	2,323,547	18,618	2,342,165

In January 2021, the Company successfully took delivery of its eleventh LNG carrier, Flex Freedom, which was constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. in South Korea. Flex Freedom was capitalized at a cost of $189.1 million, of which $181.6 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $3.1 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In January 2021, the Company successfully took delivery of its twelfth LNG carrier, Flex Volunteer, which was constructed at HSHI in South Korea. Flex Volunteer was capitalized at a cost of $182.9 million, of which $54.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $2.9 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In May 2021, the Company successfully took delivery of its thirteenth LNG carrier, Flex Vigilant, which was constructed at HSHI in South Korea. Flex Vigilant was capitalized at a cost of $183.4 million, of which $54.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $3.4 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

25	Flex LNG Ltd. Fourth Quarter Results 2021

Note 8: Capital commitments

Capital commitments for the Company as at December 31, 2021 are detailed in the table below:

(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Long-term debt obligations	85,879	86,965	363,354	329,314	79,716	707,204	1,652,432
Total	85,879	86,965	363,354	329,314	79,716	707,204	1,652,432

Note 9: Long-term debt

$125 Million Facility
In January 2021, the Company drew down $100 million under the term loan tranche of the $125 Million Facility upon delivery of our twelfth newbuilding LNG carrier, Flex Volunteer.

In December 31, 2021, the outstanding balance of $120.3 million under the $125 Million Facility agreement was prepaid in full following the execution of the Flex Volunteer Sale and Charterback, further described below.

$100 Million Facility
In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

As of December 31, 2021, the revolving tranche of the $100 Million Facility of $64.1 million was fully drawn. This is split as $44.1 million and $20.0 million between the amortizing and non-amortizing portions, respectively.

$629 Million Facility
In May 2021, the Company drew down $123.3 million under the $629 Million Facility upon delivery of our thirteenth newbuilding LNG carrier, Flex Vigilant.

Flex Volunteer Sale and Charterback
In November 2021, the Company entered into a sale and charterback agreement with a Japanese based lessor for the vessel, Flex Volunteer (the "Flex Volunteer Sale and Charterback"). The transaction was executed in December 2021, whereby the vessel was sold for a gross consideration of $215 million, with a net consideration to the Company of $160 million adjusted for a Charterers' down payment of $55 million. The agreement will be treated as a financing arrangement for accounting purposes, whereby the net consideration received will be considered the financed amount as an annuity style loan agreement. The vessel has been chartered back on a bareboat charter basis to the vessel owning subsidiary for a period of ten years with a fixed daily rate of hire rate, split as interest and principal repayments. At the end of the ten-year bareboat charter period, the Company has the right to buy and the

26	Flex LNG Ltd. Fourth Quarter Results 2021

lessor has the right to sell the vessel for a consideration of $80 million. Upon closing of the transaction, a portion of the proceeds, $120.3 million, was used to prepay the outstanding balances under the $125 Million Facility, with the remaining balance of $37.7 million after fees and expenses, available for general corporate purposes.

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has 17 interest rate swap agreements, whereby LIBOR on a total amortized notional principal of $677.8 million as per December 31, 2021 (December 31, 2020: $759.1 million), has been swapped to a fixed rate.

In March 2021, the Company terminated two swap transactions with notional principals of $83.3 million and $25.0 million and fixed rates of 0.45% and 2.00% respectively. The Company used the total net proceeds from settling the swaps to enter into one new interest rate swap transaction, whereby LIBOR on a notional principal of $25.0 million was swapped to a fixed rate of interest at 0.35%.

In June 2021, the Company entered into a swap transaction, whereby LIBOR on a notional principal of $50.0 million was swapped to a fixed interest rate of 0.74%

In December 2021, in connection with the Flex Volunteer Sale and Charterback, the Company terminated the associated interest rate swap agreement which had a notional principal of $40.6 million and fixed interest rate of 0.45%. The Company received net proceeds of $0.9 million from this transaction.

27	Flex LNG Ltd. Fourth Quarter Results 2021

Our interest rate swap contracts as of December 31, 2021, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating, pay fixed	46,875	August 2020	August 2025	0.35%
Receiving floating, pay fixed	23,438	August 2020	August 2025	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	47,500	October 2020	October 2025	0.41%
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%
Receiving floating, pay fixed	50,000	June 2021	November 2025	0.74%
	677,813

As of December 31, 2021, the Company recorded a derivative instrument liability of $4.8 million (December 31, 2020: $23.4 million) and recorded a derivative instrument asset of $5.9 million (December 31, 2020: $0.1 million) in relation to these interest rate swaps.

The Company recorded a gain on the interest rate swaps of $7.4 million in the three months ended December 31, 2021, which includes an unrealized gain of $8.3 million due to the change in the fair value of derivative instruments, a realized gain on the termination of an interest rate swap agreement of $0.9 million and a realized loss of $1.8 million on the net settlement of derivative swap interest in the quarter. This compares to a gain on the interest swaps for the three months ended December 31, 2020 of $1.3 million, which includes an unrealized gain of $2.9 million due to the change in the fair value of derivative instruments and a realized loss of $1.6 million on the net settlement of derivative swap interest in the quarter.

In the three months ended September 30, 2021, the Company recorded a gain of $0.9 million, of which $2.7 million was unrealized gain due to the change in the fair value of derivative instruments and a realized loss of $1.8 million on the net settlement of derivative swap interest in the quarter.

The Company recorded a gain on the interest rate swaps of $18.4 million in the year ended December 31, 2021, which includes an unrealized gain of $24.4 million due to the change in fair value of derivative instruments, a realized gain of $0.9 million on the termination of an interest rate swap agreement and a realized loss of $7.0 million

28	Flex LNG Ltd. Fourth Quarter Results 2021

on the net settlement of derivative swap interest in the year. This compares to a loss on the interest swaps for the year ended December 31, 2020 of $25.2 million, which includes an unrealized loss of $21.6 million due to the changes in the fair value of derivative instruments and a realized loss of $3.6 million on the net settlement of derivative swap interest in the year.

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at December 31, 2021 and December 31, 2020, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

29	Flex LNG Ltd. Fourth Quarter Results 2021

(figures in thousands of $)		December 31,	December 31,	December 31,	December 31,
		2021	2021	2020	2020
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	200,652	200,652	128,878	128,878
Restricted cash	Level 1	518	518	84	84
Derivative instruments receivable	Level 2	5,862	5,862	109	109
Derivative instruments payable	Level 2	(4,764)	(4,764)	(23,434)	(23,434)
Floating rate debt	Level 2	(1,206,522)	(1,221,603)	(1,120,172)	(1,135,616)
Fixed rate debt	Level 2	(426,897)	(465,287)	(281,307)	(306,621)

There have been no transfers between different levels in the fair value hierarchy during the year ended December 31, 2021.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

30	Flex LNG Ltd. Fourth Quarter Results 2021

Note 12: Related party transactions
Related Party Balances
A summary of balances due from/(to) related parties at December 31, 2021, September 30, 2021 and December 31, 2020 are as follows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2021	2021	2020
Seatankers Management Co. Ltd	—	(61)	—
Seatankers Management Norway AS	18	(19)	—
Frontline Ltd	162	99	135
Frontline Management (Bermuda) Limited	(85)	30	(29)
Frontline Corporate Services Ltd	(30)	(35)	(13)
Frontline Management AS	1	(66)	(33)
Flex LNG Fleet Management AS	(232)	(231)	(234)
SFL Corporation Ltd	(1)	—	(2)
Northern Ocean Limited	47	35	31
Golden Ocean Management AS	—	(1)	(1)
Related party balance	(120)	(249)	(146)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Seatankers Management Co. Ltd	(61)	(61)	(100)	(144)	(312)
Seatankers Management Norway AS	—	(15)	(21)	(59)	(81)
Frontline Ltd	(2)	—	—	(2)	17
Frontline Management (Bermuda) Limited	(97)	(58)	(44)	(288)	(122)
Frontline Corporate Services Ltd	—	—	—	—	(52)
Frontline Management AS	—	(54)	(43)	(184)	(102)
Flex LNG Fleet Management AS	(811)	(758)	(540)	(3,235)	(1,795)
SFL Corporation Ltd	—	—	—	—	(2)
FS Maritime SARL	(34)	(46)	(54)	(337)	(225)
Northern Ocean Limited	2	2	—	7	—
Golden Ocean Management AS	—	(1)	—	(1)	—
Front Ocean Management AS	(55)	—	—	(55)	—
Total related party transactions	(1,058)	(991)	(802)	(4,298)	(2,674)

We lease office space in Oslo, Norway from Seatankers Management Norway AS.

In the fourth quarter 2021, the Company, together with other related parties entered into a 20% joint venture agreement for a new shared service company called Front Ocean Management AS ("Front Ocean"). In connection with the joint venture, the Company entered into a service level agreement with Front Ocean as part of which they

31	Flex LNG Ltd. Fourth Quarter Results 2021

will provide certain advisory and support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance.

We have administrative services agreements with Frontline Management (Bermuda) Limited which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We receive certain support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS, or other associated companies from time to time.

Flex LNG Fleet Management AS are responsible for the technical ship management of all our vessels. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $272,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended December 31, 2021, we paid $0.8 million to Flex LNG Fleet Management AS for these services (September 30, 2021: $0.8 million).

We have a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF 437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred.

In January 2021, the Company made a final payment of $130.5 million to a related party of Geveran Trading Co. Ltd. ("Geveran") upon delivery of our eleventh LNG carrier, Flex Freedom. In December 2020, the Company pre-positioned and deposited $125.8 million of the $130.5 million final payment into escrow accounts, which were released for payment upon delivery of the vessel in January 2021.

In January 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon delivery of our twelfth LNG carrier, Flex Volunteer.

In May 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon delivery of our thirteenth LNG carrier, Flex Vigilant.

32	Flex LNG Ltd. Fourth Quarter Results 2021

Note 13: Share capital
The Company had an issued share capital at December 31, 2021 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2020: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

Note 14: Treasury shares
The Company had a share buy-back program, which commenced on November 19, 2020 and ended on November 19, 2021, which allowed the Company to repurchase an aggregate of 4,110,584 ordinary shares for a maximum amount to be paid per share of $10.00. Between February and August 2021, in a series of actions, our Board of Directors authorized the increase in the maximum price that may be paid per ordinary share in our buy-back program, which commenced on November 19, 2020, from $10.00 to $15.00, or equivalent in NOK if bought at the Oslo Stock Exchange. At the end of program, the Company had purchased an aggregate of 980,000 shares at a cost of $9.4 million, with a weighted average of $9.64 per share, pursuant to the buy-back program.

Note 15: Share based compensation
In August 2021, the Company issued 585,000 share options to members of management. The share options have a five-year term from September 7, 2021, with a three-year vesting period, whereby: 25% will vest after one year; 35% will vest after two years; and 40% will vest after three years. The options have an exercise price of: $14.00 for those vesting after one year; $15.60 for those vesting after two years; and $17.20 for those vesting after three years. The weighted average strike price of the options is $15.84 per share. The exercise price will be adjusted for any distribution of dividends made before the relevant options expire.
In November 2021, 105,000 and 15,000 share options held by management, which vested in the period September 2018 to September 2021 (the "September 2018 tranche") and April 2020 and April 2021 (the "April 2020 tranche") respectively were exercised. The original strike price of the September 2018 tranche was $14.30 per share, which was adjusted to $12.90 (the "Adjusted Strike Price") due to $1.40 dividends paid per share since the options were granted. The original strike price of the April 2020 tranche was $5.10 per share, which was adjusted to $3.15 respectively (the "Adjusted Strike Price") due to $1.20 dividends paid per share since the options were granted. The stock options were settled in cash being the difference of Adjusted Strike Prices and the closing price at the NYSE on November 17, 2021 of $22.78. The Company paid an aggregate amount of $1.3 million in settlement, recorded to additional paid in capital.

33	Flex LNG Ltd. Fourth Quarter Results 2021

In the year ended December 31, 2021, the Company reversed the previously recognized compensation cost of 36,000 share options due to forfeitures of these awards due to personnel leaving, three months after the requisite service period ended, pursuant to the Company's share option award policy.
As at December 31, 2021, the Company had 615,000 outstanding non-vested share options (2020: 186,000), with a weighted average adjusted exercise price of $14.21 (2020: $7.67) and a weighted average remaining contractual term of 4.6 years (2020: 3.0 years).The number of outstanding vested share options as at December 31, 2021 was nil (2020: 94,000). Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

Note 16: Subsequent events
In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets for a approximately 6 years $375 million term and revolving loan facility from a syndicate of banks to re-finance existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow. The facility is comprised of a $125 million term loan facility with a 6 years repayment profile and a non-amortizing $250 million revolving credit facility, resulting in an average age adjusted repayment profile of 22 years. The facility has an accordion option to add an additional $125 million by adding an additional vessel as nominated by the Company within 36 months from the closing date of the agreement. The facility has an interest rate of SOFR plus 210 basis points. Secured Overnight Funding Rate ("SOFR"), is a benchmark interest rate for dollar-denominated derivatives and loans that is replacing the London interbank offered rate ("LIBOR"). The facility is subject to final documentation and customary closing conditions and is expected to be drawn between the first quarter 2022 and the third quarter 2022.

In February 2022, the Company, through its vessel owning subsidiaries, received credit approved term sheets from an Asian based lease provider for an aggregate of $320 million for two separate sale and bareboat leaseback agreements to re-finance the existing facility for Flex Constellation and Flex Courageous. Under the terms of the two sale and leaseback agreements, the vessels will be sold for gross consideration equivalent to the market value of each vessel and net consideration to the Company of $160 million per vessel, adjusted for an advance hire per vessel. The term of each lease is 10 years and the Company has options to repurchase the vessels after 3 years. At the expiry of the 10 year charter period the Company has the option to repurchase the vessels for $66.5 million per vessel reflecting an age adjusted repayment profile of 20 years. The agreement has an interest rate of SOFR plus 250 basis points. The agreement is subject to final documentation and customary closing conditions and is expected to be drawn in the first quarter 2022.

On February 15, 2022, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2021 of $0.75 per share. The dividend will be paid on or around March 16, 2022, to shareholders on record as of March 2, 2022. The ex-dividend date will be March 1, 2022.

34	Flex LNG Ltd. Fourth Quarter Results 2021

35	Flex LNG Ltd. Fourth Quarter Results 2021

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Net income/(loss)	69,430	32,806	25,817	162,205	8,105
Interest income	(21)	(8)	(176)	(41)	(327)
Interest expense	14,365	14,322	12,257	56,221	41,805
Write-off of debt issuance costs	1,209	—	—	1,209	—
Income tax expense/(benefit)	71	(8)	23	99	84
Depreciation	18,272	18,200	13,971	69,833	41,846
EBITDA	103,326	65,312	51,892	289,526	91,513
(Gain)/loss on derivatives	(7,382)	(865)	(1,253)	(18,399)	25,182
Foreign exchange (gain)/loss	(428)	78	(392)	(307)	687
Adjusted EBITDA	95,516	64,525	50,247	270,820	117,382

36	Flex LNG Ltd. Fourth Quarter Results 2021

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

37	Flex LNG Ltd. Fourth Quarter Results 2021

(Unaudited figures in thousands of $, except per share data)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Net income/(loss)	69,430	32,806	25,817	162,205	8,105
Write-off of debt issuance costs	1,209	—	—	1,209	—
(Gain)/loss on derivatives	(7,382)	(865)	(1,253)	(18,399)	25,182
Foreign exchange (gain)/loss	(428)	78	(392)	(307)	687
Adjusted net income	62,829	32,019	24,172	144,708	33,974

Weighted average number of ordinary shares	53,130,584	53,178,392	54,066,504	53,319,408	54,099,504
Denominator for diluted earnings per share	53,306,732	53,226,173	54,252,504	53,340,292	54,274,193

Adjusted basic earnings per share	1.18	0.60	0.45	2.71	0.63
Adjusted diluted earnings per share	1.18	0.60	0.45	2.71	0.63

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Vessel operating revenues	114,589	81,756	67,372	343,448	164,464
Less:
Voyage expenses	(1,037)	(20)	(1,054)	(3,334)	(3,697)
Time charter equivalent income	113,552	81,736	66,318	340,114	160,767

38	Flex LNG Ltd. Fourth Quarter Results 2021

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2021	2021	2020	2021	2020
Time charter equivalent income	113,552	81,736	66,318	340,114	160,767

Fleet onhire days	1,184	1,196	900	4,563	2,679
Time charter equivalent rate	95,908	68,341	73,712	74,536	60,001

39	Flex LNG Ltd. Fourth Quarter Results 2021